Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three Months and Full Financial Year Ended March 31, 2016

LONDON— Luxoft Holding, Inc (NYSE:LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three months and a full financial year ended March 31, 2016.

Highlights — Three Months Ended March 31, 2016

•                  US GAAP revenue amounted to $169.2 million, an increase of 23.2% year over year and an increase of 24.1% year over year on a constant currency basis

•                  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) were $26.5 million and EBITDA margin was 15.7%, compared to $19.8 million and 14.4% in the year-ago quarter

•                  Diluted EPS on a US GAAP basis was $0.43, compared to $0.27 in the year-ago quarter

•                  Diluted EPS on a non-GAAP basis was $0.56, compared to $0.46 in the year-ago quarter

Highlights — Financial Year Ended March 31, 2016

•                  US GAAP revenue amounted to $650.8 million, an increase of 25.0% year over year and an increase of 31.5% on a constant currency basis

•                  Adjusted EBITDA was $123.5 million, an increase of 25.0% year over year

•                  Cash flow from operating activities amounted to $105.4 million, or 16.2% of revenue, and an increase of 38.2% year over year

•                  Free cash flow amounted to $80.1 million, or 12.3% of revenue, and an increase of 34.7% year over year

•                  Diluted earnings per share (EPS) on a US GAAP basis was $2.06, compared to $1.91 last year

•                  Diluted EPS on a non-GAAP basis was $2.72, compared to $2.28 last year

•                  Employee productivity increased by 3.7% to $76,400 per delivery engineer

Revenue for the three months ended March 31, 2016 increased to $169.2 million, up 23.2% from $137.4 million for the same period a year ago, and decreased 1.6% sequentially, reflecting the normal seasonality of the business. Adjusted EBITDA was $26.5 million with corresponding margins of 15.7%, as compared to $19.8 million and 14.4%, respectively, in the year ago quarter. US GAAP net income was $14.6 million, or $0.43 per diluted share, compared to $9.0 million and $0.27 per diluted share for the same period a year ago, and $18.0 million and $0.52 sequentially. Non-GAAP net income was $18.8 million, or $0.56 per diluted share, compared to $15.1 million and $0.46 per diluted share for the same period a year ago, and $24.8 million and $0.72 sequentially.

Revenue for the full financial year ended March 31, 2016 increased to $650.8 million, up 25.0% from $520.5 million a year ago. US GAAP net income was $70.3 million, or $2.06 per diluted share, compared to $63.1 million and $1.91 per diluted share a year ago. Non-GAAP net income was $92.9 million, or $2.72 per diluted share, compared to $75.4 million and $2.28 per diluted share a year ago.  Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release. The Company’s balance sheet remains strong, supported by operating cash flows increase of 38.2% year over year, free cash flow increase to 12.3% of revenue, and absence of long-term debt.

“We are pleased to report that our business has been experiencing strong momentum on the business and operational fronts”, said Dmitry Loschinin, Luxoft’s CEO and President.  “We have posted a solid increase in revenues and earnings, while decreasing client concentration and rebalancing sources of our revenue growth from the top customer to other prominent high potential accounts.  During the past year we enhanced our vertical offerings, expanded our centers of expertise, and added premium services, including advisory, platform architecture selection, packaged software services, and technology consulting.  We continue to expand our global footprint and augment our strong presence in various regions of the E.U. with additional delivery centers to ensure timely and effective services to the clients around the globe.  Based on our current outlook for the business for the next 18-24 months, we are excited at the possibility to cross $1 billion in revenues for the year ending March 31, 2018.”

Five of Luxoft’s six verticals experienced revenue growth, with Automotive and Transport, Financial Services, and Technology delivering the strongest performance: 37.1%, 28.5% and 21.6% growth, respectively, on a year over year basis. The company also exhibited solid performance across all of its core revenue-generating geographies: revenues generated in Switzerland increased 117.5%, the U.K. revenues increased 39.8%, and German revenues increased 33.4%, as compared to last financial year. The company finished the year with 11,087 employees, of which 9,239 were delivery professionals, who continued to drive average productivity to $76,400 per engineer, which represents an annual increase of 3.7%. The average delivery headcount increased by 20.7% as compared to the financial year ended March 31, 2015, which is 4.3% slower than the revenue growth for the same period. Employee attrition stood at 10.3%. The effective tax rate for the full financial year ended March 31, 2016 was 14.7%.

“This is our 16th consecutive year of strong revenue growth and profitability.  We are encouraged by the performance of the business underpinned by an increasing demand for our services and solutions from a global customer base.  Key themes revolve around regulatory and compliance and standardization in the financial sector and various disruptive technology-related themes in the automotive, embedded development and telecom sectors,” stated Roman Yakushkin, Chief Financial Officer.  “Our company continues to consistently increase quality of its balance sheet, including maintaining virtually no debt, and excellent free cash flow generation capabilities.  That positions us well for future M&A activity, ongoing investments into R&D, and other factors to secure recurring long-term growth for the company for years to come. “

Outlook for the Financial Year Ending March 31, 2017

•                  Revenue is expected to be at least $780.9 million, an increase of at least 20.0% year over year, of which at least 15% growth to be organic

•                  Adjusted EBITDA margin is expected to be in the range of 17.0% - 19.0%

•                  Diluted EPS is expected to be at least $2.10 on a US GAAP basis and at least $2.85 on a non-GAAP basis

•                  EPS is based on an estimated weighted average of 34,144,982 diluted shares

Conference Call Information

A conference call will be conducted with the members of Luxoft’s senior management at 8:00 a.m. EDT on Friday, May 13, 2016 to review the financial and operational performance of the company for the above-mentioned periods.

To participate in the conference call please dial 877-407-8293 (for domestic U.S. callers) or 201-689-8349 (for international callers). A live webcast will also be available during the call and can be accessed at http://services.choruscall.com/links/lxft160513. Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications.

If you are unable to join our live event, a replay will be available by dialing 877-660-6853 (for domestic U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 13635345. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EDT on May 27, 2016. The replay will also be available at Luxoft’s Investor Relations portal for 14 days following the call.

About Luxoft

Luxoft Holding, Inc (NYSE:LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 28 dedicated delivery centers worldwide. It has over 11,000 employees across 32 offices in 17 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific, and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; non-GAAP diluted Earnings per share (EPS); and Free Cash Flow (FCF). Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs, that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. Free Cash Flow is calculated as adjusted EBITDA less capital expenditure, change in working capital and income tax. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing their understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended March 31, 2015 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	For the three months ended March 31,		For the year ended March 31,
	2016	2015	2016	2015
	(unaudited)		(unaudited)

Sales of services	$169,209	$137,352	$650,752	$520,548

Operating expenses
Cost of services (exclusive of depreciation and amortization)	103,496	82,056	379,331	293,960
Selling, general and administrative expenses	48,202	35,340	171,707	128,952
Depreciation and amortization	6,703	5,084	23,814	16,834
(Gain)/Loss from revaluation of contingent liability	(3,356)	170	(2,511)	1,166
Operating income	14,164	14,702	78,411	79,636

Other income and expenses
Interest income/(expense), net	149	(30)	121	(543)
Other gain, net	2,346	243	3,947	1,430
Gain/(Loss) from foreign currency exchange contracts	(1,019)	—	261	1,321
Net foreign exchange loss	1,524	(5,144)	(381)	(8,867)
Income before income taxes	17,164	9,771	82,359	72,977
Income tax expense	(2,572)	(729)	(12,108)	(9,828)
Net income	$14,592	$9,042	$70,251	$63,149
Net income attributable to the non-controlling interest
Net income attributable to the Group	$14,592	$9,042	$70,251	$63,149

Other comprehensive income, net of tax	(1,855)	(482)	(2,281)	(425)
Comprehensive income	$12,737	$8,560	$67,970	$62,724

Comprehensive income (loss) attributable to the non-controlling interest	—	—	—	—
Comprehensive income attributable to the Group	$12,737	$8,560	$67,970	$62,724

Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	0.44	0.28	2.13	1.93
Weighted average ordinary shares outstanding	33,140,451	32,822,757	32,949,807	32,790,711

Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	0.43	0.27	2.06	1.91
Diluted weighted average ordinary shares outstanding	33,865,865	33,173,531	34,088,214	33,111,753

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars except share amounts)

	As of March 31, 2016 (unaudited)	As of March 31, 2015
Assets
Current assets
Cash and cash equivalents	$108,545	$45,593
Trade accounts receivable, net of allowance for doubtful accounts of $79 at March 31, 2016 and $1,299 at March 31, 2015	131,204	102,269
Unbilled revenue	16,081	34,269
Work-in-progress	1,595	1,449
Due from related parties	2,180	1,121
VAT and other taxes receivable	1,814	2,403
Deferred tax assets	1,595	1,864
Advances issued	2,413	3,467
Other current assets	3,333	2,685
Total current assets	268,760	195,120

Non-current assets
Deferred tax assets	1,579	1,518
Property and equipment, net	46,072	34,727
Intangible assets, net	43,364	42,946
Goodwill	30,444	29,620
Other non-current assets	4,066	2,638
Total non-current assets	125,525	111,449
Total assets	$394,285	$306,569

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	$460	$1,333
Accounts payable	8,266	9,700
Accrued liabilities	27,231	19,860
Deferred revenue	5,048	9,843
Due to related parties	518	508
Taxes payable	22,532	17,840
Payables for acquisitions, current	5,595	9,158
Other current liabilities	3,979	920
Total current liabilities	73,629	69,162

Deferred tax liability, non-current	5,380	4,935
Payables for acquisitions, non-current	11,786	13,964
Other non-current liabilities	1,757	384
Total liabilities	92,552	88,445

Shareholders’ equity
Share capital (80,000,000 shares authorized; 33,188,894 issued and outstanding with no par value as at March 31, 2016, and 80,000,000 shares authorized; 32,851,345 issued and outstanding with no par value as at March 31, 2015)	—	—
Additional paid-in capital	107,477	89,173
Less: Common stock held in treasury, at cost (March 31, 2016—35,579 shares)	(2,665)	—
Retained earnings	200,870	130,619
Accumulated other comprehensive loss	(3,981)	(1,700)
Total shareholders’ equity attributable to the Group	301,701	218,092
Non-controlling interest	32	32
Total equity	301,733	218,124
Total liabilities and equity	$394,285	$306,569

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands of US dollars except share amounts)

	For the Years ended March 31,
	2016 (unaudited)	2015

Operating activities
Income from operations	$70,251	$63,149

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,814	16,834
Deferred tax expense (benefit)	(902)	(1,167)
Foreign currency exchange contracts (loss)/income	(261)	(412)
Loss on foreign exchange	381	8,867
Provision for doubtful accounts	311	805
Loss/(Gain) from revaluation of contingent liability	(2,511)	1,166
Share-based compensation	17,745	5,783

Changes in operating assets and liabilities:
Trade accounts receivable	(10,261)	(32,450)
Work-in-progress	(146)	3,271
Due to and from related parties	(1,084)	575
Accounts payable	(2,842)	(5,035)
Accrued liabilities	7,658	(527)
Deferred revenue	(4,222)	6,468
Changes in other assets and liabilities	7,458	8,951
Net cash provided by operating activities	105,389	76,278

Investing activities
Purchases of property and equipment	(24,171)	(14,232)
Purchases of intangible assets	(5,069)	(3,868)
Proceeds from disposal of property and equipment	40	77
Acquisitions, net of cash acquired	(3,525)	(24,257)
Net cash used in investing activities	(32,725)	(42,280)

Financing activities
Net repayment of short-term borrowings	(880)	(18,594)
Acquisition of business, deferred consideration	(6,126)	(2,747)
Repurchases of common stock	(1,774)	—
Repayment of capital lease obligations	(124)	(38)
Dividend paid	—	(18)
Overdraft facilities, net	—	(598)
Net cash used in financing activities	(8,904)	(21,995)

Effect of exchange rate changes on cash and cash equivalents	(808)	(3,913)
Net increase in cash and cash equivalents	62,952	8,090
Cash and cash equivalents at beginning of year	45,593	37,503
Cash and cash equivalents at end of period	$108,545	$45,593

LUXOFT HOLDING, INC

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended March 31,				Year Ended March 31,
	2016	2016		2016	2016	2016		2016
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non- GAAP
Operating income	14,164	4,688	(a)	18,852	78,411	24,856	(a)	103,267
Operating margin	8.4%	2.8%		11.1	12.0%	3.8%		15.9%
Net income	14,592	4,250	(b)	18,842	70,251	22,605	(b)	92,856
Diluted earnings per share	$0.43	—		$0.56	$2.06	—		$2.72

	Three Months Ended March 31,				Year Ended March 31,
	2015	2015		2015	2015	2015		2015
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non GAAP
Operating income	14,702	6,642	(a)	21,344	79,636	13,555	(a)	93,191
Operating margin	10.7%	4.84%		15.54%	15.3%	2.6%		17.9%
Net income	9,042	6,103	(b)	15,145	63,149	12,229	(b)	75,378
Diluted earnings per share	$0.27	—		$0.46	$1.91	—		$2.28

	Three Months Ended March 31,		Year Ended March 31,
(a)	2016	2015	2016	2015
Adjustments to GAAP operating income:
Stock-based compensation expense	$3,983	$3,699	$17,745	$5,783
Amortization of purchased Intangible assets	1,858	1,718	7,419	5,103
(Gain)/Loss from revaluation of contingent liability	(3,356)	170	(2,511)	1,166
Acquisition related costs	2,203	1,055	2,203	1,503
Total Adjustments to GAAP operating income:	$4,688	$6,642	$24,856	$13,555

	Three Months Ended March 31,		Year Ended March 31,
(b)	2016	2015	2016	2015
Adjustments to GAAP net income
Stock-based compensation expense	$3,142	$3,699	$16,904	$5,783
Amortization of purchased Intangible assets	1,417	1,271	5,660	4,105
(Gain)/Loss from revaluation of contingent liability	(2,292)	183	(1,942)	1,010
Acquisition related costs	1,983	950	1,983	1,331
Total Adjustments to GAAP net income	$4,250	$6,103	$22,605	$12,229

	Three Months Ended March 31,		Year Ended March 31,
	2016	2015	2016	2015
Net income	$14,592	$9,042	$70,251	$63,149
Adjusted for:
Interest Expense	(149)	30	(121)	543
Income tax	2,572	729	12,108	9,828
Depreciation and Amortization	6,703	5,084	23,814	16,834
EBITDA	$23,718	$14,885	$106,052	$90,354
Adjusted for
Stock based compensation	3,983	3,699	17,745	5,783
Change in fair value of contingent consideration	(3,356)	170	(2,511)	1,166
Acquisition related costs	2,203	1,055	2,203	1,503
Adjusted EBITDA	$26,548	$19,809	123,489	$98,806

LUXOFT HOLDING, INC

Schedule of supplemental information (unaudited)

(In thousands, except percentages)

	Revenue for the three Months Ended March 31,
	2016		2015
Client location	Amount	% of sales	Amount	% of sales
U.S.	53,420	31.6%	47,702	34.7%
UK	51,526	30.5%	45,517	33.1%
Germany	24,211	14.3%	18,559	13.5%
Switzerland	8,712	5.1%	3,178	2.3%
Russia	6,523	3.9%	7,325	5.3%
Singapore	2,936	1.7%	2,850	2.1%
Rest of Europe	16,116	9.5%	8,461	6.2%
Other	5,765	3.4%	3,760	2.8%
Total	169,209	100%	137,352	100%

	Revenue for the year ended March 31,
	2016		2015
Client location	Amount	% of sales	Amount	% of sales
U.S.	202,855	31.2%	204,541	39.3%
UK	223,566	34.4%	159,866	30.7%
Germany	86,332	13.3%	64,723	12.4%
Russia	32,748	5.0%	36,022	6.9%
Switzerland	23,489	3.6%	10,800	2.1%
Singapore	10,154	1.6%	15,216	2.9%
Rest of Europe	48,944	7.5%	22,109	4.2%
Other	22,664	3.4%	7,271	1.5%
Total	650,752	100%	520,548	100%

	Revenue for the three Months Ended March 31,
	2016		2015
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	115,330	68.2%	90,173	65.7%
Automotive and transport	22,740	13.4%	17,212	12.5%
Technology	8,989	5.3%	10,323	7.5%
Telecom	9,927	5.9%	8,994	6.5%
Travel and Aviation	7,429	4.4%	7,142	5.2%
Energy	3,358	2.0%	3,118	2.3%
Other	1,436	0.8%	390	0.3%
Total	169,209	100%	137,352	100%

	Revenue for the year ended March 31,
	2016		2015
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	446,138	68.6%	347,215	66.7%
Automotive and transport	78,698	12.1%	57,400	11.0%
Technology	42,398	6.5%	34,862	6.7%
Telecom	37,200	5.7%	33,683	6.5%
Travel and Aviation	29,232	4.5%	32,747	6.3%
Energy	12,873	2.0%	12,164	2.3%
Other	4,213	0.6%	2,477	0.5%
Total	650,752	100%	520,548	100%